SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 4)


                                 AMDOCS LIMITED
----------------------------------------------------------------------
                                (Name of Issuer)

                        Ordinary Shares, par value (pound)0.01
----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G02602 10 3
----------------------------------------------------------------------
                                 (Cusip Number)

                                Wayne Wirtz, Esq.
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736
----------------------------------------------------------------------
                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2001
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (continued on following pages)
                               (Page 1 of 7 Pages)

----------------------------------------------- -------------------------------
CUSIP NO. G02602 10 3          13D/A                         Page 2 of 7 Pages

----------------------------------------------- -------------------------------
------ ------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                         SBC COMMUNICATIONS INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             43-1301883
------ ----------------------------------------------------------------------
------ ----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [   ]
                                                                      (b) [   ]
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
3      SEC USE ONLY
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
4      SOURCE OF FUNDS                                                       AF
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [  ]
------ ------------------------------------------------------------------------
------ -----------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
------ ------------------------------------------------------------------------
-------------------- ---- -----------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER                                   0
      SHARES
   BENEFICIALLY      8    SHARED VOTING POWER                     30,654,138*
      OWNED BY            * Does not include 8,003,798 non-voting Shares.

       EACH          9    SOLE DISPOSITIVE POWER                            0
     REPORTING
      PERSON         10   SHARED DISPOSITIVE POWER                28,657,936*
       WITH               *  Does not include 10,000,000 Shares for which the
                             reporting person has voting rights only.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                                     39,257,936

-------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]
------- -----------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                17.6%

-------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON                                             HC

------------------------------------------------------------------------------

----------------------------------------------- -------------------------------
CUSIP NO. G02602 10 3               13D/A                     Page 3 of 7 Pages

--------------------------------- ------------------------------- -------------
1      NAME OF REPORTING PERSON                         SBC INTERNATIONAL, INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             43-1380735
------ ------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [   ]
                                                                      (b) [   ]
------ ------------------------------------------------------------------------
3      SEC USE ONLY

------ ------------------------------------------------------------------------

4      SOURCE OF FUNDS                                                       WC
------ ------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [  ]
------ ------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-------------------- ---- -----------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER                                   0
      SHARES
   BENEFICIALLY      8    SHARED VOTING POWER                       30,654,138*
    OWNED BY              * Does not include 8,003,798 non-voting Shares.

       EACH          9    SOLE DISPOSITIVE POWER                              0
     REPORTING
      PERSON        10   SHARED DISPOSITIVE POWER                   28,657,936*
       WITH              *  Does not include 10,000,000 Shares for which the
                            reporting person has voting rights only.

-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                   38,657,936
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]

-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               17.4%

-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                            CO

-------- ----------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. G02602 10 3                 13D/A                  Page 4 of 7 Pages

--------------------------------- ------------------------------- -------------

1      NAME OF REPORTING PERSON                       SBC OPTION DELIVERY, LLC
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------ ------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [   ]
                                                                      (b) [   ]
------ ------------------------------------------------------------------------
3      SEC USE ONLY
------ ------------------------------------------------------------------------
4      SOURCE OF FUNDS                                                       WC

------ ------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [  ]

------ ------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

--------------------- ---- ----------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER                                  0
       SHARES
    BENEFICIALLY      8    SHARED VOTING POWER                      15,273,823
      OWNED BY
       EACH           9    SOLE DISPOSITIVE POWER                            0
     REPORTING
    PERSON WITH       10   SHARED DISPOSITIVE POWER                 15,273,823

------- -----------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                                     15,273,823

------- -----------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]

------- -----------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.9%

------- -----------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                             CO

------- -----------------------------------------------------------------------

                                                               Page 5 of 7 Pages


                         AMENDMENT NO. 4 TO SCHEDULE 13D
                           RELATING TO ORDINARY SHARES
                                OF AMDOCS LIMITED


     This Amendment No. 4 to the Schedule 13D filed on February 22, 2000 (the "Original 13D"), by SBC Communications Inc. ("SBC") and SBC International, Inc. ("SBCI") is being filed to report the disposition of ordinary shares of Amdocs Limited (the "Company").


Item 1. Security and Issuer

     This statement relates to the Ordinary Shares, par value (pound)0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands.


Item 4. Purpose of Transaction

     Since the filing of Amendment No. 3 on June 21, 2001, SBC has disposed of 2,778,000 Shares through open market sales.


Item 5. Interest in Securities of the Issuer

(a) SBCI beneficially owns 38,657,936 Shares representing 17.4% of the outstanding ordinary Shares class. SBCO beneficially owns 15,273,823 Shares representing 6.9% of the outstanding ordinary Shares class. As of June 20, 2001, the capital structure of Amdocs Limited consists of 222,486,000 Shares (according to Form 6-K filed by Amdocs Limited for the period ending June 30, 2001). SBC possesses ultimate beneficial ownership of the reported Shares by virtue of its ownership of SBCI and SBCO.

(b)  SBCI beneficial ownership interest 1,2:
      Percent of class...................................................17.4%
      Sole power to vote or to direct the vote........................0 Shares
      Shared power to vote or to direct the vote.............30,654,138 Shares
      Sole power to dispose or to direct the disposition of...........0 Shares
      Shared power to dispose or direct the disposition of...28,657,936 Shares

                                                               Page 6 of 7 Pages

    SBCO beneficial ownership interest 3:
      Percent of class....................................................6.9%
      Sole power to vote or to direct the vote....................... 0 Shares
      Shared power to vote or to direct the vote.............15,273,823 Shares
      Sole power to dispose or to direct the disposition of...........0 Shares
      Shared power to dispose or direct the disposition of...15,273,823 Shares

        1 SBC and SBCI have shared voting power only over 10,000,000 Shares pursuant to an irrevocable proxy granted by Amdocs International Limited to SBCI (proxy expires on June 11, 2002).
        2 Does not include 8,003,798 Shares which are non-voting so long as they are directly or indirectly owned by SBC. Each non-voting Share will convert into one Share with voting rights upon its sale.
        3 Each of SBC and SBCI has ultimate control over these Shares by virtue of their ownership of SBCO.

(c)  During the past sixty days, SBCI and SBCO disposed of Shares as follows:

--------------------- ----------------- ----------------- ---------------------
  Transaction     Type of         Selling      Number of    Price Per Share
     Date       Transaction       Company        Shares
--------------------- ----------------- ----------------- ---------------------
   11/19/01     Open Market        SBCI          250,000         $33.631
                   Sales

   11/20/01          "             SBCI          350,000         $33.543

   11/26/01          "             SBCO          400,000         $33.591

   11/27/01          "             SBCO          575,000         $34.663

   12/03/01          "             SBCO          100,000         $31.985

   12/04/01          "             SBCO          500,000         $32.238

   12/05/01          "             SBCO          600,000         $34.433

(d)     None.

(e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In June 1998, SBC granted Amdocs phantom units convertible on a one-for-one basis into Shares to officers of SBC including James Kahan, a director of the Company, subject to vesting. As of December 5, 2001, 94,644 Amdocs phantom units remain undistributed, all of which are vested but deferred.

                                                               Page 7 of 7 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SBC COMMUNICATIONS INC.



Dated:  December 7, 2001          By:   /s/ James S. Kahan
                                            James S. Kahan
                                            Senior Executive Vice President-
                                            Corporate Development


                                            SBC INTERNATIONAL, INC.



Dated:  December 7, 2001          By:   /s/ James S. Kahan
                                            James S. Kahan
                                         Executive Vice President - Development


                                            SBC OPTION DELIVERY, LLC

                                      By: SBC Hedging Management, LLC
                                          Manager of SBC Option Delivery, LLC



Dated:  December 7, 2001          By: /s/ Hal E. Rainbolt
                                          Hal E. Rainbolt
                                          Director, SBC Hedging Management, LLC